January 1, 2018

Appaswamy “Vino” Pajanor

681 Santa Anita Court

Chula Vista, CA 91914

Email: avinop@gmail.com

Dear Mr. Pajanor:

We are pleased to confirm in writing our offer of employment as President & CEO of ShantiNiketan International Corporation (SNIC). In this capacity, you will be reporting to the Chairman of SNIC. The terms and conditions of our offer are as follows:

●	Status: Full-time / Exempt.
●	Salary: $150,000 per annum.
●	Start date: January 2, 2018.
●	It is our expectation that you will bring with you the required skills and knowledge required of the President & CEO of SNIC.

In accordance with Florida law, you are employed at the will of the SNIC’s Chairman, and subject to termination at any time, for any legal reason, with or without cause or notice. In like manner, you may terminate this employment at any time for any reason.

This offer of employment maybe contingent upon a satisfactory background check and your ability to provide employment eligibility documentation as required by federal immigration laws. Please bring with you on your start date two forms of government issued identification and your Social Security card for employment eligibility verification.

If you have any questions in this matter, please do not hesitate to contact SNIC’s Chairman. To signify your acceptance of this offer, please sign and return this letter to me at your earliest convenience. We look forward to your joining our team and contributing your talents to the work and mission of ShantiNiketan International Corporation.

Sincerely,

/s/ Iggy Ignatius
Iggy Ignatius
Chairman

2100 ShantiNiketan Blvd., Tavares FL 32778 | Tel: 352-508-7060 | Fax: 866-760-1260

info@ShantiNiketan.us | www.ShantiNiketan.US